SIIC 上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

02 JUN 20 AM 11:29

3rd June, 2002

02042180

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N. W.
Washington, D. C. 20549
U. S. A.

SUPPL

Re: Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following material pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. Announcement in respect of the results of an EGM for the termination of the existing share option schemes and adoption of new share option schemes for both the Company and its listed subsidiary.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

PROCESSED
JUL 15 2002
THOMSON FINANCIAL
P

dlw 7/3

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Jonathan Lemberg./Mr. Paul Boltz

\\SIIC-WIN2K\COMPSEC$\2001Annual\2002agm\USSEC.doc

香港告士打道39號夏愨大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong. Tel: (852) 2529 5652 Fax: (852) 2529 5067

South China Morning Post 3rd June, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The resolutions approving the termination of the existing share option schemes and the adoption of the new share option schemes for the Company and SIIC MedTech were passed by the shareholders of the Company at the extraordinary general meeting of the Company held today.

Reference is made to the circular of Shanghai Industrial Holdings Limited ("the Company") dated 10th May, 2002 containing information relating to the Company's proposals for the termination of the existing share option schemes and the adoption of the new share option schemes for the Company and SIIC Medical Science and Technology (Group) Limited ("SIIC MedTech"), a listed subsidiary of the Company.

The Board is pleased to announce that the resolutions approving the termination of the existing share option schemes and the adoption of the new share option schemes for the Company and SIIC MedTech were passed by the shareholders of the Company at the extraordinary general meeting of the Company held today.

By Order of the Board
Leung Lin Cheong, Roger
Company Secretary

Hong Kong, 31st May, 2002